Exhibit 99.1

October 5, 2009

EA Action

Subject: Stock Option Exchange Program

FROM GABRIELLE TOLEDANO

Over the past several months, we have been keeping you informed about our plan to offer a Stock Option Exchange Program this fall, which was approved by stockholders in late July. This Program will provide eligible employees with stock options that are significantly “underwater” an opportunity to exchange those options for a lesser number of restricted stock units.

We continue to expect to offer the Exchange Program in late October for eligible employees. When the program launches, we will provide you with access to a number of resources and tools so you can make an educated choice about participating in the program. This will include:

•	An intranet site that will house all the Exchange information, employee information, and FAQs.

•	A link to a modeling tool that will allow you to compare your eligible stock options against the number of restricted stock rights you could receive in the Exchange.

•	Local training and information sessions in certain countries to address questions that are unique to your country.

As a reminder, the terms of the program remain subject to change and will be finalized before launch.

If you plan to be on holiday or sabbatical for an extended period of time during October/November (our expected timeframe for the Exchange), please reach out to your HR Business Partner or send an email to optionexchange@ea.com to ensure you will have the right information and access to the Exchange Program when it launches. We also encourage you to take the time to review all your stock grants prior to the Exchange Program going live. You can access your information via MyWorld.

Gabrielle

Legal Notices

The Exchange Program has not yet commenced. Upon commencement of the Exchange Program, EA will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the Exchange Program. EA will also file these written materials with the SEC as part of a tender offer statement on Schedule TO. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. EA’s employees will be able to obtain the written materials described above and other documents filed by EA with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, EA’s employees may obtain free copies of documents filed by EA with the SEC at http://investor.ea.com, or by directing a request to Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065, attention: Investor Relations, telephone: (650) 628-7352.